                                                                      EXHIBIT 12

                      Statement re Computation of Ratios
                      Ratio of Earnings to Fixed Charges
                              for 4-Sight Limited


                                8/31/96     9/30/97     12/31/97
Income before income taxes       2084        2436         3387
Interest expense                   48          64           28
1/3 operating leases                6           6            6
                                ------------------------------
                                 2138        2506         3421


Fixed charges
 Interest                          48          64           28
 Leases                             6           6            6
                                ------------------------------
                                   54          70           34

Ratio                            39.6        35.8        100.6

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